

Prospectus Addendum to
the accompanying Prospectus dated September 28, 2012

Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-184193

Deutsche Bank AG

Senior Debt Securities
Warrants

We, Deutsche Bank AG, may use this prospectus addendum and the accompanying prospectus dated September 28, 2012 to offer and sell our senior debt securities and warrants from time to time. This addendum supplements and amends the provisions set forth in the accompanying prospectus for our senior debt securities (including our Global Notes, Series A) and our warrants. We refer to our senior debt securities as "notes" and our senior debt securities and warrants collectively as "securities" below. You should read the terms of the relevant pricing supplement and any relevant product supplement, underlying supplement or prospectus supplement that describe the specific terms of the offered securities together with this prospectus addendum and the accompanying prospectus dated September 28, 2012.

This prospectus addendum applies to all offered securities issued on or after January 1, 2015, except for further issuances of notes with the same terms as notes originally issued prior to January 1, 2015, or unless otherwise specified in the relevant pricing supplement. By acquiring any securities issued on or after January 1, 2015 (other than the excepted securities identified above), you will be bound by and will be deemed to consent to the imposition of any Resolution Measure (as defined below) by our competent resolution authority. Under the relevant resolution laws and regulations as applicable to us from time to time, the securities may be subject to the powers exercised by our competent resolution authority to:

- write down, including write down to zero, the claims for payment of the principal amount, the interest amount or any other amount in respect of the securities;
- convert the securities into ordinary shares or other instruments qualifying as core equity tier 1 capital; and/or
- apply any other resolution measure, including, but not limited to, (i) any transfer of the securities to another entity, (ii) the amendment of the terms and conditions of the securities or (iii) the cancellation of the securities.

We refer to each of these measures as a "**Resolution Measure**." Resolution Measures include, among others, the measures generally referred to within the meaning of the "bail-in tool" under the European directive of May 15, 2014 establishing a framework for the recovery and resolution of credit institutions and investment firms.

By your acquisition of any securities issued on or after January 1, 2015, you will be deemed irrevocably to have agreed, and you will agree:

- to be bound by any Resolution Measure;
- that you will have no claim or other right against us arising out of any Resolution Measure; and
- that, in the case of the notes, the imposition of any Resolution Measure will not constitute a default or an event of default (i) under the notes, (ii) under the senior indenture dated November 22, 2006 among us, as issuer, Law Debenture Trust Company of New York, as trustee (the "**Trustee**") and Deutsche Bank Trust Company Americas ("**DBTCA**"), as paying agent, issuing agent, authenticating agent and registrar, as amended and supplemented from time to time or (iii) for the purpose of the U.S. Trust Indenture Act of 1939, as amended (the "**Trust Indenture Act**"); and
- that, in the case of the warrants, the imposition of any Resolution Measure will not constitute a default (i) under the warrants or (ii) under the warrant agreement dated November 15, 2007 between us and DBTCA, as warrant agent (the "**Warrant Agent**"), as amended and supplemented from time to time.

By your acquisition of any securities issued on or after January 1, 2015, you waive, (in the case of the notes to the fullest extent permitted by the Trust Indenture Act and applicable law), any and all claims against the Trustee, the paying agent or the Warrant Agent, as applicable, for, agree not to initiate a suit against the Trustee, the paying agent or the Warrant Agent in respect of, and agree that the Trustee, the paying agent and the Warrant Agent will not be liable for, any action that the Trustee, the paying agent or the Warrant Agent takes, or abstains from taking, in either case in accordance with the imposition of a Resolution Measure by our competent resolution authority with respect to the securities.

You may lose some or all of your investment if any Resolution Measure becomes applicable to us. For more information regarding the Resolution Measures by our competent resolution authority, please see "Description of Debt Securities and Warrants — Resolution Measures" and "— Deemed Agreement to Resolution Measures" herein, as well as the risk factors on page 2.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus addendum or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The offered securities are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

Deutsche Bank AG and its affiliates may use this prospectus addendum and the accompanying prospectus dated September 28, 2012 in connection with market-making transactions.

Deutsche Bank AG

December 24, 2014

RISK FACTORS

Your investment in the securities will involve certain risks. You should consider carefully the following risk factors together with the risk information contained in the prospectus supplement, the relevant product supplement and the relevant pricing supplement before you decide that an investment in the securities is suitable for you.

The securities may be written down, be converted or become subject to other resolution measures. You may lose part or all of your investment if any such measure becomes applicable to us.

On May 15, 2014, the European Parliament and the Council of the European Union published a directive for establishing a framework for the recovery and resolution of credit institutions and investment firms (commonly referred to as the "**Bank Recovery and Resolution Directive**"). The Bank Recovery and Resolution Directive requires each member state of the European Union to adopt and publish by December 31, 2014 the laws, regulations and administrative provisions necessary to comply with the Bank Recovery and Resolution Directive. Germany has adopted the Recovery and Resolution Act (Sanierungs- und Abwicklungsgesetz, or "**SAG**"), which goes into effect on January 1, 2015.

SAG may result in the securities being subject to the powers exercised by our competent resolution authority to write down, including to zero, the claims for payment of the principal, interest or any other amount in respect of the securities, to convert the securities into ordinary shares or other instruments qualifying as core equity tier 1 capital, or to apply any other resolution measure including (but not limited to) a transfer of the securities to another entity, an amendment to the terms and conditions of the securities or a cancellation of the securities. We refer to each of these measures pursuant to German and European law as applicable to us from time to time in effect, as a Resolution Measure. Resolution Measures include, among others, the measures generally referred to within the meaning of the "bail-in tool" under the Bank Recovery and Resolution Directive. The competent resolution authority will have to exercise its power in a way that results in (i) common equity tier 1 capital instruments (such as ordinary shares of Deutsche Bank AG) being written down first in proportion to the relevant losses, (ii) thereafter, the principal amount of other capital instruments (additional tier 1 capital instruments and tier 2 capital instruments) being written down on a permanent basis or converted into common equity tier 1 capital instruments in accordance with their order of priority and (iii) thereafter, eligible liabilities – such as those under the securities – being written down in accordance with a set order of priority. We expect additional Resolution Measures to become applicable to us when the European regulation of July 15, 2014 relating to the resolution of credit institutions and certain investment firms in the framework of a Single Resolution Mechanism and a Single Resolution Fund (commonly referred to as the SRM Regulation) becomes effective on January 1, 2016.

You would have no claim or other right against us arising out of any Resolution Measure, and we would have no obligation to make payments under the securities following the imposition of a Resolution Measure. In particular, the imposition of any Resolution Measure will not constitute a default or an event of default under the securities, the Indenture or the Warrant Agreement or for the purpose of the Trust Indenture Act, as applicable or give you any other right to accelerate or terminate the securities. Imposition of a Resolution Measure would likely occur if we become, or are deemed by our competent supervisory authority to have become, "non-viable" (as defined under the then applicable law) and are unable to continue our regulated banking activities without a Resolution Measure becoming applicable to us.

There is some uncertainty as to what protections, if any, will be available to holders of securities that are subject to a Resolution Measure and to the broader resolution powers that are anticipated to be granted to our competent resolution authority. Under SAG, there are certain limited judicial proceedings available to challenge any resolution measures taken by our competent resolution authority. Limited judicial proceedings to challenge resolution measures under European regulation (including possible proceedings before the European Court of Justice) may also be available. However, proceedings such as these may not be available under relevant law, and it remains unclear what remedies may be available to holders commencing such proceedings. In addition, by your acquisition of the securities, you waive, (in the case of the notes, to the fullest extent permitted by the Trust Indenture Act and applicable law), any and all claims against the Trustee, the paying agent or the Warrant Agent, as applicable, for, agree not to initiate a suit against the Trustee, the paying agent or the Warrant Agent in respect of, and agree that the Trustee, the paying agent and the Warrant Agent will not be liable for, any action that the Trustee, the paying agent or the Warrant Agent takes, or abstains from taking, in either case in accordance with the imposition of a Resolution Measure by our competent resolution authority with respect to the securities. Accordingly, you may have limited or circumscribed rights to challenge any decision of our competent resolution authority to impose any Resolution Measure.

The extent to which the principal amount of, or other amount payable with respect to, the securities may be subject to a Resolution Measure may depend on a number of factors that may be outside our control, and it will be difficult to predict when, if at all, a Resolution Measure might become applicable to us in our individual case. Accordingly, secondary market trading in the securities may not follow the trading behavior associated with other types of securities issued by other financial institutions that may be or have been subject to a Resolution Measure. You may lose part or all of your investment in the securities if a Resolution Measure becomes applicable to us, even though the securities are governed by New York law.

Resolution Measures may become applicable to the securities by operation of law even in the absence of explicit provisions, acknowledgements or waivers in the terms of the securities.

A Resolution Measure may apply to us if we become, or are deemed by our competent supervisory authority to have become, "non-viable" (as defined under the then applicable law) and are unable to continue our regulated banking activities. Although only the securities initially issued by us on or after January 1, 2015 are expected to include a contractual acknowledgement from holders of securities that they are bound by and consent to the imposition of any Resolution Measure, implementation of SAG and any applicable supervisory law (including the SRM Regulation) may result in the Resolution Measures becoming applicable by operation of law to securities issued prior to January 1, 2015 or otherwise not including a contractual acknowledgment despite the absence of explicit provisions, acknowledgements or waivers in the terms of such securities. As a result, if a Resolution Measure becomes applicable to us, securities initially issued by us prior to January 1, 2015 or otherwise not including a contractual acknowledgment may be subject to such Resolution Measures and, by operation of law, written down, converted into ordinary shares or other instruments qualifying as core equity tier 1 capital, transferred to another entity, amended or cancelled. The precise effects on such securities that will result from the implementation of SAG and the applicable supervisory law remain uncertain. You should consider the risk that you may lose some or all of your investment in such securities.

DESCRIPTION OF DEBT SECURITIES AND WARRANTS

The notes offered pursuant to this prospectus addendum and the accompanying prospectus will be issued, in one or more series under, and will be governed by, the senior indenture dated November 22, 2006 among us, as issuer, the Trustee and DBTCA, as paying agent, issuing agent, authenticating agent and registrar, as supplemented by the First Supplemental Senior Indenture dated as of March 7, 2014 and the Second Supplemental Senior Indenture dated as of January 1, 2015 and as may be further amended and supplemented from time to time (the "**Indenture**"). The Second Supplemental Senior Indenture provides that, unless otherwise specified, the holders of notes issued under the senior indenture on and after January 1, 2015 will be bound by and will be deemed to consent to the imposition of any Resolution Measures by our competent resolution authority, as described below.

The warrants offered pursuant to this prospectus addendum and the accompanying prospectus will be issued pursuant to the warrant agreement dated November 15, 2007 between us and the Warrant Agent, as amended by the First Amendment to the Warrant Agreement dated as of January 1, 2015 and as may be further amended and supplemented from time to time (the "**Warrant Agreement**"). The First Amendment to the Warrant Agreement provides that, unless otherwise specified, the holders of warrants issued pursuant to the warrant agreement on and after January 1, 2015 will be bound by and will be deemed to consent to the imposition of any Resolution Measures by our competent resolution authority, as described below.

*References to "you" in the subsections "Description of Securities — Resolution Measures" and "— Deemed Agreement to Resolution Measures" means the holders of the securities (including the beneficial owners). "**Beneficial owner**" means (i) if any securities are in global form, the beneficial owners of such securities (and any interest therein) and (ii) if any securities are in definitive form, the holders in whose name such securities are registered in the note or warrant register, as applicable, and any beneficial owners holding an interest in such securities in definitive form.*

Resolution Measures

Unless otherwise specified in the relevant pricing supplement or in connection with any further issuances of notes with the same terms as notes originally issued prior to January 1, 2015, by acquiring any securities issued on or after January 1, 2015, you will be bound by and will be deemed to consent to the imposition of any Resolution Measure by our competent resolution authority.

Under the relevant resolution laws and regulations as applicable to us from time to time, the securities may be subject to the powers exercised by our competent resolution authority to:

- write down, including write down to zero, the claims for payment of the principal amount, the interest amount or any other amount in respect of the securities;

- convert the securities into ordinary shares or other instruments qualifying as core equity tier 1 capital; and/or

- apply any other resolution measure, including, but not limited to, (i) any transfer of the securities to another entity, (ii) the amendment of the terms and conditions of the securities or (iii) the cancellation of the securities.

We refer to each of these measures as a Resolution Measure. Resolution Measures include, among others, the measures generally referred to within the meaning of the "bail-in tool" under the European directive of May 15, 2014 establishing a framework for the recovery and resolution of credit institutions and investment firms. For the avoidance of doubt, any non-payment by us arising out of any such Resolution Measure will not constitute a failure by us under the terms of the securities, the Indenture or the Warrant Agreement, as applicable, to make a payment of principal of, interest on, or other amounts owing under the securities. If any securities provide for delivery of any property, any reference in this prospectus addendum and the accompanying prospectus to payment by us under the securities will be deemed to include the delivery of such property.

The terms and conditions of the securities will continue to apply in relation to the residual principal amount of, or outstanding amount payable in respect of, the securities, subject to any modification of any amount of interest payable to reflect the reduction of the principal amount, and any further modification of the terms that our competent resolution authority may decide in accordance with applicable laws and regulations relating to the resolution of banks, banking group companies, credit institutions and/or investment firms incorporated in the Federal Republic of Germany.

No repayment of any then-current principal amount of the securities or payment of interest or any other amount thereon (to the extent of the portion thereof affected by the imposition of a Resolution Measure) shall become due and payable after the imposition of any Resolution Measure by the competent resolution authority, unless such repayment or payment would be permitted to be made by us under the laws and regulations of the Federal Republic of Germany then applicable to us.

Upon the imposition of a Resolution Measure by our competent resolution authority with respect to the securities, we will provide a written notice directly to the holders in accordance with the Indenture or the Warrant Agreement, as applicable, as soon as practicable regarding such imposition of a Resolution Measure by a competent resolution authority for purposes of notifying holders of such occurrence. We will also deliver a copy of such notice to the Trustee and the paying agent or the Warrant Agent, as applicable, for information purposes, and the Trustee, the paying agent and the Warrant Agent, as applicable, will be entitled to rely, and will not be liable for relying, on the competent resolution authority and the Resolution Measure identified in such notice. Any delay or failure by us to give notice will not affect the validity or enforceability of any Resolution Measure nor the effects thereof on the securities.

If any notes are called or being called for redemption by us, submitted or being submitted by you for repurchase by us pursuant to your option or you have elected to exercise any warrants, but our competent resolution authority has imposed a Resolution Measure with respect to the securities prior to the payment of the redemption or repurchase amount for the notes or the payment or delivery of the cash settlement amount or warrant property for the warrants, the relevant redemption, repurchase or exercise notice, if any, shall be automatically rescinded and shall be of no force and effect, and no payment of the redemption or repurchase amount for the notes or the payment or delivery of the cash settlement amount or warrant property for the warrants will be due and payable or deliverable.

With respect to the notes, upon the imposition of any Resolution Measure by our competent resolution authority, the Trustee will not be required to take any further directions from holders of the notes under Section 5.09 of the Indenture, which section authorizes holders of a majority in aggregate principal amount of the notes at the time outstanding to direct certain actions relating to the notes, and if any such direction was previously given under Section 5.09 of the Indenture to the Trustee by the holders, it will automatically cease to be effective, be null and void and have no further effect.

The Indenture shall impose no duties, obligations or liabilities upon the Trustee, the paying agent, transfer agent, registrar, authenticating agent and the calculation agent (which we refer to as the "**note agents**" herein), and the Warrant Agreement shall impose no duties, obligations or liabilities upon the Warrant Agent, whatsoever with respect to the imposition of any Resolution Measure by our competent resolution authority and the Trustee, the note agents and the Warrant Agent, as applicable, will be fully protected in acting or refraining from acting in accordance with a Resolution Measure. Notwithstanding the foregoing, if, following the completion of the imposition of a Resolution Measure by the competent resolution authority, the securities remain outstanding (for example, if the imposition of a Resolution Measure results in only a partial write-down of the principal of the notes), then the Trustee's and the paying agent's duties under the Indenture or the Warrant Agent's duties under the Warrant Agreement will remain applicable with respect to the securities following such completion to the extent that (i) in the case of the notes, we, the Trustee and the note agents agree pursuant to a supplemental indenture, unless we, the Trustee and the note agents agree that a supplemental indenture is not necessary or (ii) in the case of the warrants, we and the Warrant Agent agree pursuant to an amendment to the warrant agreement, unless we and the Warrant Agent agree that an amendment to the warrant agreement is not necessary.

If our competent resolution authority imposes a Resolution Measure with respect to less than the total outstanding principal amount of notes and/or less than the total outstanding notional amount of warrants, unless the Trustee, the note agents or the Warrant Agent, as applicable, are otherwise instructed by us or the competent resolution authority, any cancellation, write-off or conversion into equity made in respect of the securities pursuant to the Resolution Measure will be made on a substantially *pro rata* basis among the securities.

Deemed Agreement to Resolution Measures

Unless otherwise specified in the relevant pricing supplement or in connection with any further issuances of notes with the same terms as notes originally issued prior to January 1, 2015, by your acquisition of the securities, you will be deemed irrevocably to have agreed, and you will agree:

- to be bound by any Resolution Measure;

- that you will have no claim or other right against us arising out of any Resolution Measure; and

- that, in the case of the notes, the imposition of any Resolution Measure will not constitute a default or an event of default (i) under the notes, (ii) under the Indenture or (iii) for the purpose of the Trust Indenture Act (including, without limitation, Section 315(b) (Notice of Default) and Section 315(c) (Duties of the Trustee in Case of Default) of the Trust Indenture Act); and

- that, in the case of the warrants, the imposition of any Resolution Measure will not constitute a default (i) under the warrants or (ii) under the Warrant Agreement.

Unless otherwise specified in the relevant pricing supplement or in connection with any further issuances of notes with the same terms as notes originally issued prior to January 1, 2015, by your acquisition of the securities, you waive, (in the case of the notes to the fullest extent permitted by the Trust Indenture Act and applicable law), any and all claims against the Trustee, the paying agent or the Warrant Agent, as applicable, for, agree not to initiate a suit against the Trustee, the paying agent or the Warrant Agent in respect of, and agree that the Trustee, the paying agent and the Warrant Agent will not be liable for, any action that the Trustee, the paying agent or the Warrant Agent takes, or abstains from taking, in either case in accordance with the imposition of a Resolution Measure by our competent resolution authority with respect to the securities. By your acquisition of the securities, you will be deemed irrevocably to have (i) consented to the imposition of any Resolution Measure as it may be imposed without any prior notice by the competent resolution authority of its decision to exercise such power with respect to the securities and (ii) authorized, directed and requested The Depository Trust Company (the "**Depositary**") and any direct participant in the Depositary or other intermediary through which you hold such securities to take any and all necessary action, if required, to implement the imposition of any Resolution Measure with respect to the securities as it may be imposed, without any further action or direction on your part or on the part of the Trustee, the note agents or the Warrant Agent, as applicable.